The bar chart and table below show one measure of the risks of investing in the Fund, by showing the Fund's performance. The bar chart shows the performance for the full calendar year of the Fund's Class W shares since its inception.

Annual Total Returns (Class W) (as of 12/31 each year)
[See appendix to prospectus for data in bar chart showing the annual total return]



Sales charges and taxes are not included in the calculations of return in this bar chart, and if those charges and taxes were included, the returns may be less than those shown. During the period shown in the bar chart, the highest return (not annualized) before taxes for a calendar quarter was 2.28% (2nd Qtr '08) and the lowest return (not annualized) before taxes for a calendar quarter was -28.35% (4th Qtr '08). For the period from 1/1/09 through 3/31/09, the cumulative return before taxes for Class W shares was -12.38%.